RARE ELEMENT RESOURCES LTD.

July 12, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn:

John Reynolds – Assistant Director

Re:

Rare Element Resources Ltd.

Registration Statement on Form S-3

Filed June 11, 2013

File No. 333-189235

Dear Mr. Reynolds:

On behalf of Rare Element Resources Ltd. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 2, 2013, regarding the Company’s Registration Statement on Form S-3, filed June 11, 2013 (File No. 333-189235) (the “Registration Statement”). In connection herewith, the Company has filed by EDGAR an Amendment No. 1 to Form S-3 (the “Amended Registration Statement”), which incorporates the changes made in response to the comments in your letter. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to those comments in sequence.

Exhibit 5.1

1.

Counsel opines under the laws of the Province of British Columbia and the federal laws of Canada that the debt securities will constitute valid and binding obligations of the company, and that the guarantees will constitute valid and binding obligations of the subsidiaries. However, the filed indentures omit the governing law provision. Please advise us why this provision has been omitted and what you intend to do if the indentures are not governed by the laws of British Columbia. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 for guidance.

Response:  The choice of law governing the indentures and any guarantees in connection therewith will be identified at the time of any actual offering of such securities.  Therefore, in order to give an opinion that the debt securities and any guarantees in connection therewith would constitute valid and binding obligations of the Company and the subsidiaries, counsel has assumed that such indentures would be governed by the laws of British Columbia, which is the jurisdiction of incorporation of both the Company and one of the two subsidiaries.  Should the indenture under which debt securities and any guarantees in connection therewith are issued be determined to be governed by the laws of any other jurisdiction, an appropriate local opinion will be issued in connection with the offering of those debt securities.

2.

We note that you have limited your legality opinion to the laws of the Province of British Columbia and the federal laws of Canada despite the possible inclusion of a guaranty by Rare Element Resources, Inc., a Wyoming corporation. Please provide an appropriate legality opinion regarding the applicable laws of Wyoming. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19 for guidance.

Response:  The Amended Registration Statement has been revised to include the requested legality opinion of local counsel regarding the subsidiary incorporated under Wyoming law.  Pursuant to Section II.B.1.e of Staff Legal Bulletin No. 19, Exhibit 5.1 of the Amended Registration Statement has been revised to indicate that primary counsel will rely on the opinion of local counsel as to the Wyoming subsidiary’s valid existence and corporate power and authority in giving the opinion that the guarantees will constitute valid and binding obligations of the subsidiary incorporated under Wyoming law.  The Wyoming local counsel opinion is filed as Exhibit 5.2 to the Amended Registration Statement.

3.

Please revise the legality opinion to remove the qualification found in paragraph (e) under the heading Qualifications on page nine. Please also confirm that you will file an updated and appropriately unqualified legal opinion upon conducting any shelf takedowns under this registration statement. Please refer to Section II.B.2.a of Staff Legal Bulletin No. 19 for guidance.

Response:  Exhibit 5.1 of the Amended Registration Statement has been revised to delete the qualification found in paragraph (e) under the heading Qualifications on page nine.  We confirm that the Company will file an updated and appropriately unqualified legal opinion upon conducting any shelf takedowns under the Registration Statement.

Please feel free to call me, at 720-278-2460, or Michelle Shepston, U.S. counsel to the Company, at 303-892-7344, or John Sabetti, Canadian counsel to the Company, at 416-865-4455, if you have any questions concerning the Company’s responses.

Sincerely,

/s/ David P. Suleski

David P. Suleski

Chief Financial Officer

CC: Brigitte Lippmann

        Shaz Niazi